Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2024	2023
ASSETS
Cash		8.2	17.3
Accounts receivable		323.7	377.9
Prepaids and deposits		102.4	87.8
Derivative asset	21	199.6	240.7
Other current assets	4	49.5	79.2
Assets held for sale	6	402.6	247.1
Total current assets		1,086.0	1,050.0
Derivative asset	21	12.3	14.3
Other long-term assets		18.1	7.4
Exploration and evaluation	5	593.6	607.0
Property, plant and equipment	6, 8	9,479.1	10,718.3
Right-of-use asset	12	79.0	102.8
Goodwill	9	243.8	275.9
Total assets		11,511.9	12,775.7
LIABILITIES
Accounts payable and accrued liabilities		566.0	634.9
Dividends payable		70.9	56.8
Current portion of long-term debt	11	486.4	380.0
Derivative liability	21	15.0	51.4
Other current liabilities	10	96.2	118.0
Liabilities associated with assets held for sale	6	2.6	132.4
Total current liabilities		1,237.1	1,373.5
Long-term debt	11	2,290.3	3,186.3
Derivative liability	21	4.2	3.8
Other long-term liabilities		26.0	31.0
Lease liability	12	81.0	104.2
Decommissioning liability	6, 13	460.0	566.4
Deferred income tax		695.1	643.0
Total liabilities		4,793.7	5,908.2
SHAREHOLDERS’ EQUITY
Shareholders’ capital	14	16,994.4	17,052.7
Contributed surplus		13.4	17.4
Deficit	15	(10,289.3)	(10,202.5)
Accumulated other comprehensive income		(0.3)	(0.1)
Total shareholders' equity		6,718.2	6,867.5
Total liabilities and shareholders' equity		11,511.9	12,775.7
Subsequent Events (Note 24)
See accompanying notes to the consolidated financial statements.

VEREN INC.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023
REVENUE AND OTHER INCOME
Oil and gas sales	23	992.9	998.7	3,237.2	2,552.3
Purchased product sales		35.2	9.6	91.2	45.6
Royalties		(108.2)	(99.6)	(338.0)	(269.4)
Oil and gas revenue		919.9	908.7	2,990.4	2,328.5
Commodity derivative gains (losses)	17, 21	198.8	(79.1)	47.8	(29.2)
Other income (loss)		(8.8)	1.1	(4.9)	12.5
		1,109.9	830.7	3,033.3	2,311.8
EXPENSES
Operating		229.3	214.2	719.8	566.0
Purchased product		35.1	9.6	92.2	47.7
Transportation		75.9	45.8	237.4	118.3
General and administrative		20.9	16.5	87.4	77.2
Interest	18	42.4	43.3	160.1	90.8
Foreign exchange gain	19	(0.7)	(2.3)	(1.7)	(9.5)
Share-based compensation		(1.9)	22.8	18.7	46.8
Depletion, depreciation and amortization	5, 8, 12	338.1	248.9	1,004.3	646.8
Impairment	8, 9	—	45.4	512.3	45.4
Accretion and financing	12, 13	5.7	6.9	18.4	20.3
		744.8	651.1	2,848.9	1,649.8
Net income before tax from continuing operations		365.1	179.6	184.4	662.0

Tax expense
Current		—	—	—	—
Deferred		87.9	46.0	45.2	165.2
Net income from continuing operations		277.2	133.6	139.2	496.8
Net income (loss) from discontinued operations	7	—	(943.5)	(12.7)	(877.7)
Net income (loss)		277.2	(809.9)	126.5	(380.9)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		—	35.2	(0.2)	0.5
Comprehensive income (loss)		277.2	(774.7)	126.3	(380.4)

Net income (loss) per share
Continuing operations - basic		0.45	0.25	0.22	0.92
Discontinued operations - basic		—	(1.77)	(0.02)	(1.62)
Net income (loss) per share - basic		0.45	(1.52)	0.20	(0.70)

Continuing operations - diluted		0.45	0.25	0.22	0.92
Discontinued operations - diluted		—	(1.77)	(0.02)	(1.62)
Net income (loss) per share - diluted		0.45	(1.52)	0.20	(0.70)

Weighted average shares outstanding
Basic		616,584,965	534,259,825	618,385,524	541,976,513
Diluted		617,471,282	536,907,203	620,016,298	544,795,179
See accompanying notes to the consolidated financial statements.

VEREN INC.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2022		16,419.3	17.1	(10,563.3)	620.3	6,493.4
Redemption of restricted shares		4.8	(4.8)	2.3		2.3
Common shares repurchased for cancellation		(266.1)				(266.1)
Share-based compensation			4.7			4.7
Stock options exercised		0.7	(0.6)			0.1
Net income (loss)				(380.9)		(380.9)
Dividends declared ($0.267 per share)				(143.6)		(143.6)
Foreign currency translation adjustment					0.5	0.5
September 30, 2023		16,158.7	16.4	(11,085.5)	620.8	5,710.4

December 31, 2023		17,052.7	17.4	(10,202.5)	(0.1)	6,867.5
Redemption of restricted shares	14	5.5	(5.4)	0.6		0.7
Common shares repurchased for cancellation	14	(66.1)				(66.1)
Share issue costs, net of tax	14	(0.8)				(0.8)
Share-based compensation			4.3			4.3
Stock options exercised	14	3.1	(2.9)			0.2
Net income				126.5		126.5
Dividends declared ($0.345 per share)				(213.9)		(213.9)
Foreign currency translation adjustment					(0.2)	(0.2)
September 30, 2024		16,994.4	13.4	(10,289.3)	(0.3)	6,718.2
See accompanying notes to the consolidated financial statements.

VEREN INC.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2024	2023	2024	2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss)		277.2	(809.9)	126.5	(380.9)
Items not affecting cash
Other (income) loss		(0.2)	(0.1)	10.4	(9.5)
Deferred tax expense		87.9	303.5	45.2	443.8
Share-based compensation		1.3	1.6	4.3	4.6
Depletion, depreciation and amortization	5, 8, 12	338.1	320.9	1,004.3	817.1
Impairment	8, 9	—	773.8	512.3	773.8
Accretion	13	4.2	5.7	13.2	16.7
Unrealized (gains) losses on derivatives	21	(146.6)	35.4	11.1	155.5
Translation of US dollar long-term debt	19	(27.5)	62.7	62.8	22.7
Translation of US dollar derivatives	21	0.8	—	(0.5)	—
Realized (gain) loss on cross currency swap maturity	19	11.3	(6.8)	(77.4)	(95.9)
Decommissioning expenditures	13	(14.1)	(10.8)	(28.7)	(26.6)
Change in non-cash working capital	22	29.3	(27.1)	(84.8)	(136.9)
		561.7	648.9	1,598.7	1,584.4
INVESTING ACTIVITIES
Development capital and other expenditures	5, 8	(404.7)	(351.9)	(1,210.3)	(928.4)
Capital acquisitions, net of cash acquired	6	(26.4)	(1.1)	(26.4)	(2,075.8)
Capital dispositions	6	1.4	0.2	648.3	11.2
Other long-term assets		2.2	(0.1)	(10.8)	(0.1)
Change in non-cash working capital	22	16.5	25.4	74.3	61.0
		(411.0)	(327.5)	(524.9)	(2,932.1)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(0.6)	—	(0.8)	0.1
Common shares repurchased for cancellation	14	(13.7)	(124.5)	(66.1)	(266.1)
Increase (decrease) in bank debt, net	22	(40.9)	(96.2)	(1,459.5)	2,018.0
Issuance of senior notes	11, 22	—	—	1,000.0	—
Repayment of senior notes	22	—	—	(392.9)	(534.1)
Realized gain (loss) on cross currency swap maturity	19, 22	(11.3)	6.8	77.4	95.9
Payments on principal portion of lease liability	12, 22	(9.2)	(5.6)	(26.6)	(16.2)
Dividends declared	22	(70.9)	(71.7)	(213.9)	(143.6)
Change in non-cash working capital	22	(1.7)	1.5	(0.8)	(51.0)
		(148.3)	(289.7)	(1,083.2)	1,103.0
Impact of foreign currency on cash balances		—	(0.1)	0.3	0.4
INCREASE (DECREASE) IN CASH		2.4	31.6	(9.1)	(244.3)
CASH AT BEGINNING OF PERIOD		5.8	14.0	17.3	289.9
CASH AT END OF PERIOD		8.2	45.6	8.2	45.6
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes refunded (paid)	—	(0.1)	0.1	(0.1)
Cash interest paid	(23.3)	(33.4)	(144.6)	(71.1)

VEREN INC.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2024 (UNAUDITED)
1.STRUCTURE OF THE BUSINESS
On May 10, 2024, Crescent Point Energy Corp. changed its name to Veren Inc. (the "Company" or "Veren"). The principal undertaking of Veren is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Veren is the ultimate parent and is amalgamated in Alberta, Canada under the Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on October 30, 2024.
2.BASIS OF PREPARATION
These interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2023. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023.
The policies applied in these consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of October 30, 2024, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States ("U.S.") dollars. Veren's Canadian operations are presented herein as continuing operations. The Company's U.S. operations have been classified and presented as discontinued operations. See Note 7 - "Discontinued Operations" for additional information.
3.CHANGES IN ACCOUNTING POLICIES
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the International Accounting Standards Board to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. The Company adopted this amendment in 2024 and the adoption did not have an impact on the Company's interim consolidated financial statements.
Income Taxes
IAS 12 Income Taxes was amended in May 2023 by the International Accounting Standards Board to provide guidance on deferred taxes arising in jurisdictions implementing the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. This amendment was effective immediately and has been adopted by the Company with no impact to the Company's interim consolidated financial statements.
New accounting standards and amendments not yet adopted
Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 by the International Accounting Standards Board and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a defined structure to the statements of comprehensive income and specific disclosure requirements related to the same. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.
Financial Instruments and Financial Instruments: Disclosures
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact that this amendment will have on the consolidated financial statements.
4.OTHER CURRENT ASSETS
At September 30, 2024, other current assets is comprised of deferred consideration receivable from capital dispositions of $49.5 million (December 31, 2023 - $79.2 million). See Note 6 - "Capital Acquisitions and Dispositions" for additional information.

VEREN INC.	5

5.EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2024	December 31, 2023 (1)
Exploration and evaluation assets at cost	1,301.9	1,578.6
Accumulated amortization	(708.3)	(971.6)
Net carrying amount	593.6	607.0

Reconciliation of movements during the period
Cost, beginning of period	1,578.6	1,453.4
Accumulated amortization, beginning of period	(971.6)	(1,349.2)
Net carrying amount, beginning of period	607.0	104.2

Net carrying amount, beginning of period	607.0	104.2
Acquisitions through business combinations	14.5	515.2
Additions	153.7	224.8
Dispositions	—	(0.1)
Reclassified as assets held for sale	—	(1.8)
Transfers to property, plant and equipment	(91.0)	(204.3)
Amortization	(90.6)	(30.9)
Foreign exchange	—	(0.1)
Net carrying amount, end of period	593.6	607.0
(1)Comparative period revised to reflect current period presentation.
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2024.
6.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the nine months ended September 30, 2024, the Company incurred $16.0 million (nine months ended September 30, 2023 - $16.7 million) of total transaction costs.
a) Major property dispositions
North Dakota disposition
In 2023, the Company completed the disposition of its producing North Dakota assets. In the nine months ended September 30, 2024, the Company incurred $12.7 million in final closing adjustments related to the disposition. See Note 7 - "Discontinued Operations" for additional information.
Southern Alberta disposition
On January 26, 2024, the Company completed the disposition of its Southern Alberta assets for total consideration of $38.4 million, including interim closing adjustments. Total consideration consisted of $13.4 million in cash and $25.0 million of deferred consideration receivable. These assets were recorded as assets held for sale at December 31, 2023.
Swan Hills disposition
On March 21, 2024, the Company completed the disposition of its Swan Hills assets in Northern Alberta for total consideration of $80.5 million, including interim closing adjustments. These assets were recorded as assets held for sale at December 31, 2023.
Non-core Saskatchewan disposition
On June 14, 2024, the Company completed the disposition of certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan cash-generating units ("CGUs") for total consideration of $540.7 million, including interim closing adjustments. These assets were recorded as assets held for sale at March 31, 2024.
b) Minor property acquisitions and dispositions
In the nine months ended September 30, 2024, the Company completed minor property acquisitions and dispositions for net consideration paid of $25.0 million. The fair value of net assets acquired was $25.3 million.

VEREN INC.	6

The following table summarizes the Company's capital acquisitions and dispositions:

($ millions)	North Dakota Disposition	Southern Alberta Disposition (1)	Swan Hills Disposition (1)	Non-core Saskatchewan Disposition (2)	Other minor acquisitions, net
Cash	(12.7)	13.4	80.5	540.7	(25.0)
Deferred consideration receivable	—	25.0	—	—	—
Consideration (paid) received	(12.7)	38.4	80.5	540.7	(25.0)
Exploration and evaluation	—	—	—	—	14.5
Property, plant and equipment	—	(129.5)	(117.5)	(637.8)	18.4
Goodwill	—	(3.7)	(2.9)	—	—
Decommissioning liability	—	92.4	39.9	98.0	0.1
Derivative liability	—	—	3.5	—	—
Deferred income tax liability	—	—	—	—	(7.7)
Fair value of net assets acquired (Carrying value of net assets disposed)	—	(40.8)	(77.0)	(539.8)	25.3

Gain (loss) on capital dispositions	(12.7)	(2.4)	3.5	0.9	0.3
(1)These assets were recorded as assets held for sale at December 31, 2023.
(2)These assets were recorded as assets held for sale at March 31, 2024. These assets were subject to impairment losses on Property, Plant & Equipment ("PP&E") and goodwill. For additional information, see Note 8 - "Property, Plant and Equipment" and Note 9 - "Goodwill", respectively.
c) Assets held for sale
At September 30, 2024, the Company classified certain infrastructure assets in its Alberta CGU as held for sale. Upon classification, assets held for sale were recorded at the lesser of their carrying value and recoverable amount. The Company completed the disposition of these assets in October 2024. See Note 24 - "Subsequent Events" for additional information.

($ millions)	September 30, 2024	December 31, 2023 (1)
Assets held for sale - PP&E	402.6	247.1
Liabilities held for sale - Decommissioning liability	(2.6)	(132.4)
(1)Assets held for sale at December 31, 2023 were disposed of during the first quarter of 2024.
For additional information on the Company's assets and liabilities held for sale see Note 8 - "Property, Plant and Equipment" and Note 13 - "Decommissioning Liability", respectively.

VEREN INC.	7

7.DISCONTINUED OPERATIONS
In 2023, the Company completed the disposition of its producing North Dakota assets, which made up its Northern U.S. CGU. The Northern U.S. CGU represented a geographical area of the Company's operations, therefore, its results were classified as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
a) Results from discontinued operations
The following table summarizes the Company's financial results from discontinued operations:

	Three months ended September 30		Nine months ended September 30
(Cdn$ millions)	2024	2023	2024	2023
REVENUE AND OTHER INCOME
Oil and gas sales	—	237.6	—	547.2
Royalties	—	(61.1)	—	(139.8)
Oil and gas revenue	—	176.5	—	407.4
Commodity derivative losses	—	(28.5)	—	(28.5)
Other income (loss)	—	(0.1)	(12.7)	6.2
	—	147.9	(12.7)	385.1
EXPENSES
Operating	—	28.1	—	71.9
Transportation	—	4.5	—	11.2
General and administrative	—	0.6	—	1.7
Share-based compensation	—	0.2	—	0.3
Depletion, depreciation and amortization	—	72.0	—	170.3
Impairment	—	728.4	—	728.4
Accretion and financing	—	0.1	—	0.4
	—	833.9	—	984.2
Net income (loss) before tax from discontinued operations	—	(686.0)	(12.7)	(599.1)

Tax expense
Current	—	—	—	—
Deferred	—	257.5	—	278.6
Net income (loss) from discontinued operations	—	(943.5)	(12.7)	(877.7)
b) Cash flows from discontinued operations
The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(Cdn$ millions)	2024	2023	2024	2023
Cash provided by (used in) discontinued operations
Operating activities	—	111.8	—	311.6
Investing activities	—	(66.1)	(12.7)	(312.8)
Increase (decrease) in cash from discontinued operations	—	45.7	(12.7)	(1.2)

VEREN INC.	8

8.PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2024	December 31, 2023 (1)
Development and production assets	21,614.6	24,580.6
Corporate assets	135.8	132.1
Property, plant and equipment at cost	21,750.4	24,712.7
Accumulated depletion, depreciation and impairment	(12,271.3)	(13,994.4)
Net carrying amount	9,479.1	10,718.3

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	24,580.6	22,340.0
Accumulated depletion and impairment, beginning of period	(13,901.4)	(14,651.8)
Net carrying amount, beginning of period	10,679.2	7,688.2

Net carrying amount, beginning of period	10,679.2	7,688.2
Acquisitions through business combinations	19.8	4,348.6
Additions	1,063.9	1,025.8
Dispositions	(2.2)	(26.9)
Transfers from exploration and evaluation assets	91.0	204.3
Reclassified as assets held for sale	(1,039.6)	(729.5)
Depletion	(883.0)	(1,009.3)
Impairment	(486.8)	(822.2)
Foreign exchange	0.1	0.2
Net carrying amount, end of period	9,442.4	10,679.2

Cost, end of period	21,614.6	24,580.6
Accumulated depletion and impairment, end of period	(12,172.2)	(13,901.4)
Net carrying amount, end of period	9,442.4	10,679.2

Corporate assets
Cost, beginning of period	132.1	126.2
Accumulated depreciation, beginning of period	(93.0)	(85.0)
Net carrying amount, beginning of period	39.1	41.2

Net carrying amount, beginning of period	39.1	41.2
Additions	3.7	5.9
Depreciation	(6.1)	(8.0)
Net carrying amount, end of period	36.7	39.1

Cost, end of period	135.8	132.1
Accumulated depreciation, end of period	(99.1)	(93.0)
Net carrying amount, end of period	36.7	39.1
(1)Comparative period revised to reflect current period presentation.
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2024, were $34.9 million (year ended December 31, 2023 - $42.4 million), including $4.8 million of share-based compensation costs (year ended December 31, 2023 - $5.7 million).

VEREN INC.	9

Assets Held for Sale
At March 31, 2024, the Company classified certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan CGUs as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $486.8 million on PP&E. The recoverable amount was determined based on the assets' fair value less costs of disposal and based on expected consideration. The Company completed the disposition of these assets in June 2024. See Note 6 - "Capital Acquisitions and Dispositions" for additional information.
At September 30, 2024, the Company classified certain infrastructure assets in its Alberta CGU as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts. The recoverable amount was determined based on the assets' fair value less costs of disposal and based on expected consideration and no impairment was recorded on PP&E. The Company completed the disposition of these assets in October 2024. See Note 24 - "Subsequent Events" for additional information.
Impairment test of property, plant and equipment
At September 30, 2024, there were no indicators of impairment or impairment reversal on its remaining PP&E.
9.GOODWILL

($ millions)	September 30, 2024	December 31, 2023
Goodwill, beginning of period	275.9	203.9
Hammerhead acquisition	—	72.6
Impairment	(25.5)	—
Southern Alberta disposition	(3.7)	—
Swan Hills disposition	(2.9)	—
Other dispositions	—	(0.6)
Goodwill, end of period	243.8	275.9
Goodwill has been assigned to the Canadian operating segment.
At March 31, 2024, the Company classified certain non-core assets in the Canadian operating segment as held for sale. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $25.5 million related to goodwill. The Company completed the disposition of these assets in June 2024. See Note 6 - "Capital Acquisitions and Dispositions" for additional information.
10.OTHER CURRENT LIABILITIES

($ millions)	September 30, 2024	December 31, 2023
Long-term compensation liability	17.0	37.5
Lease liability	37.9	40.5
Decommissioning liability	41.3	40.0
Other current liabilities	96.2	118.0
11.LONG-TERM DEBT

($ millions)	September 30, 2024	December 31, 2023
Revolving bank debt	1,263.3	1,932.9
Bank term loan	—	750.0
Public senior notes	1,000.0	—
Private senior notes	513.4	883.4
Long-term debt	2,776.7	3,566.3
Long-term debt due within one year	486.4	380.0
Long-term debt due beyond one year	2,290.3	3,186.3
Bank debt
Revolving bank debt
On October 30, 2024, the Company extended the maturity dates of its $2.36 billion credit facilities to November 26, 2028 and elected to cancel the $400.0 million unsecured syndicated credit facility. See Note 24 - "Subsequent Events" for additional information.

VEREN INC.	10

The credit facilities have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of total debt to capital, adjusted for certain non-cash items, to a maximum of 0.6:1.0. The Company was in compliance with all debt covenants at September 30, 2024.
The Company had letters of credit in the amount of $44.0 million outstanding at September 30, 2024 (December 31, 2023 - $26.2 million).
Bank term loan
The Company fully retired its bank term loan during the second quarter of 2024.
Senior notes
At September 30, 2024, the Company had aggregate outstanding senior notes of $1.51 billion, consisting of private senior notes and public senior notes that were issued during the second quarter of 2024.
At September 30, 2024, the Company had outstanding private senior notes of US$332.0 million and Cdn$65.0 million.
During the second quarter of 2024, the Company issued two tranches of investment grade public senior notes in the aggregate amount of Cdn$1.00 billion, consisting of Cdn$550.0 million of 4.968% five-year notes priced at par and due June 2029, and Cdn$450.0 million of 5.503% 10-year notes priced at par and due June 2034.
Concurrent with the issuance of private senior notes with total principal of US$259.5 million, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $330.5 million. See Note 21 - "Financial Instruments and Derivatives" for additional information.
The following table summarizes the Company's senior notes:

Principal ($ millions)	Coupon Rate	Hedged Principal (1) (Cdn$ millions)	Unhedged Principal (2) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
						September 30, 2024	December 31, 2023
Cdn$40.0	3.850%	—	—	December 20 and June 20	June 20, 2024	—	40.0
US$257.5	3.750%	—	—	December 20 and June 20	June 20, 2024	—	340.0
US$82.0	4.300%	67.9	40.5	October 11 and April 11	April 11, 2025	110.8	108.3
Cdn$65.0	3.940%	65.0	—	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.080%	262.6	30.4	October 22 and April 22	April 22, 2025	310.6	303.7
US$20.0	4.180%	—	27.0	October 22 and April 22	April 22, 2027	27.0	26.4
Cdn$550.0	4.968%	550.0	—	December 21 and June 21	June 21, 2029	550.0	—
Cdn$450.0	5.503%	450.0	—	December 21 and June 21	June 21, 2034	450.0	—
Senior notes		1,395.5	97.9			1,513.4	883.4
Due within one year		395.5	70.9			486.4	380.0
Due beyond one year		1,000.0	27.0			1,027.0	503.4
(1)Includes underlying derivatives which fix the Company's foreign exchange exposure on its US dollar private senior notes or represents the Canadian dollar principal on Canadian dollar denominated senior notes.
(2)Includes the principal balance translated at the period end foreign exchange rate on US dollar private senior notes that do not have underlying CCS.

VEREN INC.	11

12.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Equipment	Total
Right-of-use asset at cost	124.8	36.3	38.5	199.6
Accumulated depreciation	(72.8)	(27.0)	(20.8)	(120.6)
Net carrying amount	52.0	9.3	17.7	79.0

Reconciliation of movements during the period
Cost, beginning of period	124.8	36.3	37.7	198.8
Accumulated depreciation, beginning of period	(65.1)	(22.1)	(8.8)	(96.0)
Net carrying amount, beginning of period	59.7	14.2	28.9	102.8

Net carrying amount, beginning of period	59.7	14.2	28.9	102.8
Additions	—	—	1.1	1.1
Dispositions	—	—	(0.3)	(0.3)
Depreciation	(7.7)	(4.9)	(12.0)	(24.6)
Net carrying amount, end of period	52.0	9.3	17.7	79.0
(1)A portion of the Company's office space is subleased. During the nine months ended September 30, 2024, the Company recorded sublease income of $2.0 million (nine months ended September 30, 2023 - $3.0 million) as a component of other income.
Lease liability

($ millions)	September 30, 2024	December 31, 2023
Lease liability, beginning of period	144.7	124.1
Acquisitions through business combinations	—	4.3
Additions	1.1	38.2
Dispositions	(0.3)	—
Reclassified as liabilities associated with assets held for sale	—	(1.1)
Financing	5.2	5.2
Payments on lease liability	(31.8)	(26.0)
Lease liability, end of period	118.9	144.7
Expected to be incurred within one year	37.9	40.5
Expected to be incurred beyond one year	81.0	104.2
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	September 30, 2024
1 year	42.6
2 to 3 years	41.6
4 to 5 years	34.7
More than 5 years	12.4
Total (1)	131.3
(1)Includes both the principal and amounts representing financing.

VEREN INC.	12

13.DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk-free rate of 3.13 percent and a derived inflation rate of 1.64 percent (December 31, 2023 - risk-free rate of 3.02 percent and inflation rate of 1.62 percent).

($ millions)	September 30, 2024	December 31, 2023 (1)
Decommissioning liability, beginning of period	606.4	675.5
Liabilities incurred	8.1	19.8
Liabilities acquired through capital acquisitions	0.1	40.1
Liabilities disposed through capital dispositions	0.2	(4.1)
Liabilities settled (2)	(28.7)	(45.4)
Revaluation of acquired decommissioning liabilities (3)	0.1	38.5
Change in estimates	—	(3.0)
Change in discount and inflation rate estimates	2.9	(19.6)
Accretion	13.2	22.7
Reclassified as liabilities associated with assets held for sale	(101.0)	(118.1)
Decommissioning liability, end of period	501.3	606.4
Expected to be incurred within one year	41.3	40.0
Expected to be incurred beyond one year	460.0	566.4
(1)Comparative period revised to reflect current period presentation.
(2)Includes nil received from government grant programs during the nine months ended September 30, 2024 (year ended December 31, 2023 - $5.4 million).
(3)These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.
14.SHAREHOLDERS' CAPITAL
Veren has an unlimited number of common shares authorized for issuance.

	September 30, 2024		December 31, 2023
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	619,929,490	17,324.6	550,888,983	16,675.8
Issued on capital acquisition	—	—	53,202,339	493.0
Issued for cash	—	—	48,550,000	500.1
Issued on redemption of restricted shares	716,551	5.5	1,436,017	4.9
Issued on exercise of stock options	1,467,115	3.1	464,051	0.7
Common shares repurchased for cancellation	(5,785,700)	(66.1)	(34,611,900)	(349.9)
Common shares, end of period	616,327,456	17,267.1	619,929,490	17,324.6
Cumulative share issue costs, net of tax	—	(272.7)	—	(271.9)
Total shareholders’ capital, end of period	616,327,456	16,994.4	619,929,490	17,052.7
Normal Course Issuer Bids
On March 7, 2024, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a Normal Course Issuer Bid ("NCIB"). The NCIB allows the Company to purchase, for cancellation, up to 61,663,522 common shares, or 10 percent of the Company's public float, as at February 29, 2024. The NCIB commenced on March 11, 2024 and is due to expire on March 10, 2025. The Company's previous NCIB commenced on March 9, 2023 and expired on March 8, 2024.
During the nine months ended September 30, 2024, the Company purchased 5.8 million common shares for total consideration of $66.1 million under its current NCIB. The total cost paid, including commissions, fees and taxes, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

VEREN INC.	13

15.DEFICIT

($ millions)	September 30, 2024	December 31, 2023
Accumulated earnings (deficit)	(2,003.8)	(2,130.3)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	18.8	18.2
Accumulated dividends	(8,312.7)	(8,098.8)
Deficit	(10,289.3)	(10,202.5)
(1)Premium Dividend TM and Dividend Reinvestment Plan – suspended in 2015.
(2)Share Dividend Plan – suspended in 2015.
16.CAPITAL MANAGEMENT

($ millions)	September 30, 2024	December 31, 2023
Long-term debt (1)	2,776.7	3,566.3
Adjusted working capital deficiency (2)	190.4	196.3
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(7.7)	(24.5)
Net debt	2,959.4	3,738.1
Shareholders’ equity	6,718.2	6,867.5
Total capitalization	9,677.6	10,605.6
(1)Includes current portion of long-term debt.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, and deferred consideration receivable.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the three and nine months ended September 30, 2024 and September 30, 2023:

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Cash flow from operating activities	561.7	648.9	1,598.7	1,584.4
Changes in non-cash working capital	(29.3)	27.1	84.8	136.9
Transaction costs	1.8	0.3	16.0	16.7
Decommissioning expenditures	14.1	10.8	28.7	26.6
Adjusted funds flow from operations	548.3	687.1	1,728.2	1,764.6
Veren's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Veren manages its capital structure and short-term financing requirements using a measure not defined in IFRS Accounting Standards, or standardized, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet and may not be comparable to similar financial measures disclosed by other issuers. Veren's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Veren monitors this ratio and uses it as a key measure in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financing considerations. The Company's net debt to adjusted funds flow from operations ratio for the trailing four quarters at September 30, 2024 was 1.3 times (December 31, 2023 - 1.6 times).
Veren is subject to certain financial covenants on its credit facilities and private senior notes agreements and was in compliance with all financial covenants as at September 30, 2024.
Veren retains financial flexibility with liquidity on its credit facilities. The Company continuously monitors the commodity price environment and manages its counterparty exposure to mitigate credit losses and protect its balance sheet.
17.COMMODITY DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Realized gains (losses)	33.6	(4.9)	34.7	13.0
Unrealized gains (losses)	165.2	(74.2)	13.1	(42.2)
Commodity derivative gains (losses)	198.8	(79.1)	47.8	(29.2)

VEREN INC.	14

18.INTEREST EXPENSE

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Interest expense on long-term debt	42.6	43.8	160.1	89.7
Unrealized (gain) loss on interest derivative contracts	(0.2)	(0.5)	—	1.1
Interest expense	42.4	43.3	160.1	90.8
19.FOREIGN EXCHANGE GAIN

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Translation of US dollar long-term debt	27.5	(62.7)	(62.8)	(22.7)
Realized gain (loss) on CCS - principal	(11.3)	6.8	77.4	95.9
Unrealized gain (loss) on CCS - principal	(13.0)	55.7	(15.1)	(64.7)
Foreign exchange gain (loss) related to US dollar long-term debt	3.2	(0.2)	(0.5)	8.5
Unrealized gain (loss) on foreign exchange swaps	0.4	0.2	(2.3)	0.1
Other	(2.9)	2.3	4.5	0.9
Foreign exchange gain	0.7	2.3	1.7	9.5
20.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") for the nine months ended September 30, 2024:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of period	1,380,685	2,660,066	1,623,248	1,728,423
Granted	452,620	1,814,511	1,263,641	131,647
Redeemed	(716,551)	(1,323,383)	—	—
Forfeited	—	(243,730)	—	—
Balance, end of period	1,116,754	2,907,464	2,886,889	1,860,070
(1)Based on underlying units before any effect of performance multipliers.
The following tables summarize information regarding stock options outstanding as at September 30, 2024:

	Stock options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	3,224,260	4.74
Exercised	(2,334,838)	4.49
Balance, end of period	889,422	5.37

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for stock options outstanding (years)	Weighted average exercise price per share for stock options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for stock options exercisable ($)
1.09 - 1.65	283,313	2.50	1.09	283,313	1.09
1.66 - 4.61	84,278	1.60	3.78	83,352	3.78
4.62 - 7.65	227,600	3.50	5.24	58,742	5.24
7.66 - 10.06	294,231	0.27	10.06	294,231	10.06
	889,422	1.93	5.37	719,638	5.41
The volume weighted average trading price of the Company's common shares on the Toronto Stock Exchange was $10.23 per share during the nine months ended September 30, 2024.

VEREN INC.	15

21.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, deferred consideration receivable, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank debt is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
A portion of the deferred consideration receivable is short-term in nature and its fair value approximates its carrying value. The remaining portion of the deferred consideration receivable bears interest. Both receivables are classified as financial assets at amortized cost and reported at amortized cost.
Veren's derivative assets and liabilities are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At September 30, 2024, the senior notes had a carrying value of $1.51 billion and a fair value of $1.56 billion (December 31, 2023 - $883.4 million and $853.0 million, respectively).
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Veren's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at September 30, 2024 and the change in fair value for the nine months ended September 30, 2024:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets, beginning of period	173.5	3.3	21.4	1.6	199.8
Dispositions	3.5	—	—	—	3.5
Unrealized change in fair value	13.1	—	(17.4)	(6.8)	(11.1)
Foreign exchange	0.5	—	—	—	0.5
Derivative assets (liabilities), end of period	190.6	3.3	4.0	(5.2)	192.7

Derivative assets, end of period	193.0	3.3	15.5	0.1	211.9
Derivative liabilities, end of period	(2.4)	—	(11.5)	(5.3)	(19.2)
(1)Includes crude oil, crude oil differentials, natural gas and natural gas differential contracts.
(2)Interest payments on CCS.
(3)Includes principal portion of CCS and foreign exchange contracts.
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil and condensate, NGLs and natural gas revenues. To manage a portion of this risk, the Company has entered into various derivative agreements.

VEREN INC.	16

The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

($ millions)	September 30, 2024		September 30, 2023
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(94.6)	93.4	(87.7)	81.8
Natural gas	(36.5)	36.6	(7.8)	7.8
Differential
Crude oil	1.6	(1.6)	1.0	(1.0)
Natural gas	24.0	(24.0)	6.1	(6.1)
Interest rate risk
The Company is exposed to interest rate risk on amounts drawn on its bank debt to the extent of changes in market interest rates. Based on the Company's floating rate debt position, as at September 30, 2024, a 1 percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $3.2 million and $9.5 million for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - $5.1 million and $15.3 million, respectively).
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, US dollar denominated working capital, US dollar denominated commodity derivative contracts, investment in its U.S. subsidiary and on a portion of its commodity sales. Veren utilizes foreign exchange derivatives to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To reduce foreign exchange risk relating to commodity sales, the Company utilizes a combination of foreign exchange swaps and fixed price WTI crude oil contracts that settle in Canadian dollars.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

($ millions)	Exchange Rate	September 30, 2024		September 30, 2023
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	157.1	(157.1)	275.7	(275.7)
Cross currency swaps	Forward	(148.0)	148.0	(267.2)	267.2
Foreign exchange swaps	Forward	7.8	(7.8)	65.0	(65.0)
Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 20 - "Share-based Compensation". The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of its cash settled plans.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

($ millions)	September 30, 2024		September 30, 2023 (1)
Share price	Increase 25%	Decrease 25%	Increase 25%	Decrease 25%
Total return swaps	5.3	(5.3)	7.8	(7.8)
(1)Comparative period revised to reflect current period presentation.
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty, deferred consideration and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Veren obtains financial assurances such as parental guarantees, letters of credit, prepayments and third party credit insurance. Including these assurances, approximately 98 percent of the Company's oil and gas sales are with entities considered investment grade.
At September 30, 2024, approximately 5 percent (December 31, 2023 - 4 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.80 percent (December 31, 2023 - 0.83 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.

VEREN INC.	17

Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking facilities as well as other potential sources of capital.
At September 30, 2024, prior to the renewal of the credit facilities, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.49 billion, including cash of $8.2 million. See Note 24 - "Subsequent Events" for additional information.
c) Derivative contracts
The following is a summary of the derivative contracts in place as at September 30, 2024:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volumes (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)
October 2024 - December 2024 (2)	27,000	102.36	25,000	113.08	97.98
January 2025 - September 2025	13,467	101.41	11,469	106.04	96.04
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)Includes 6,000 bbls/d which can be extended at the option of the counterparty for the first half of 2025 at an average swap price of $101.11/bbl.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
October 2024 - December 2024	1,500	Basis Swap	MSW (2)	(3.58)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)MSW refers to the Mixed Sweet Blend crude oil differential.

Financial WTI Crude Oil Differential Derivative Contracts – US Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential (US$/bbl)
November 2024 - December 2024	6,500	Basis Swap	MSW	(3.09)
November 2024 - December 2024	5,000	Basis Swap	WCS (2)	(14.25)
January 2025 - March 2025	5,000	Basis Swap	WCS (2)	(14.34)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)WCS refers to the Western Canadian Select crude oil differential.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Swap
	Volume (GJ/d)	Average Price ($/GJ)
Term
October 2024	32,000	3.12
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial NYMEX Natural Gas Derivative Contracts – US Dollar (1)
	Swap		Collar
Term	Volume (mmbtu/d)	Average Price (US$/mmbtu)	Volume (mmbtu/d)	Average Sold Call Price (US$/mmbtu)	Average Bought Put Price (US$/mmbtu)
October 2024 - December 2024	46,000	3.47	60,000	4.21	3.14
January 2025 - December 2025	69,836	3.49	65,000	3.92	3.32
January 2026 - December 2026	46,164	3.73	35,000	4.06	3.66
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

VEREN INC.	18

Financial NYMEX Natural Gas Differential Derivative Contracts – US Dollar (1)
Term	Volume (mmbtu/d)	Contract	Basis	Fixed Differential (US$/mmbtu)
October 2024 - December 2024	203,000	Basis Swap	AECO	(1.11)
January 2025 - December 2025	193,000	Basis Swap	AECO	(1.11)
January 2026 - December 2026	79,932	Basis Swap	AECO	(1.36)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
October 2024	Swap	263.0	7.10	362.1	6.25
October 2024 - November 2024	Swap	113.0	6.29	152.5	5.52
October 2024 - November 2024	Swap	455.0	6.75	619.4	5.77
October 2024 - April 2025	Swap	52.0	4.30	67.9	3.98
October 2024 - April 2025	Swap	207.5	4.08	262.6	4.13

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Currency	Receive Notional Principal ($ millions)	Pay Currency	Pay Notional Principal ($ millions)
October 2024	Swap (1)	Cdn$	37.9	US$	28.0
December 2024	Swap	Cdn$	40.5	US$	30.0
(1)Based on an average floating exchange rate.

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
October 2024 - March 2025	Swap	17.1	1,676,910
October 2024 - March 2026	Swap	9.3	855,519

VEREN INC.	19

22.SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Operating activities
Changes in non-cash working capital:
Accounts receivable	54.4	(97.3)	51.3	(144.5)
Prepaids and deposits	2.3	(0.5)	(0.5)	(1.1)
Accounts payable and accrued liabilities	(18.0)	40.5	(110.0)	15.1
Other current liabilities	(3.1)	17.9	(20.6)	(1.4)
Other long-term liabilities	(6.3)	12.3	(5.0)	(5.0)
	29.3	(27.1)	(84.8)	(136.9)
Investing activities
Changes in non-cash working capital:
Accounts receivable	1.4	0.2	2.6	(0.4)
Other current assets	0.5	—	29.7	18.7
Accounts payable and accrued liabilities	14.6	25.2	42.0	42.7
	16.5	25.4	74.3	61.0
Financing activities
Changes in non-cash working capital:
Prepaids and deposits	0.3	1.0	(14.1)	(8.9)
Accounts payable and accrued liabilities	(1.7)	1.6	(0.8)	4.2
Dividends payable	(0.3)	(1.1)	14.1	(46.3)
	(1.7)	1.5	(0.8)	(51.0)

VEREN INC.	20

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2022	99.4	1,441.5	124.1
Changes from cash flow from financing activities:
Increase in bank debt, net		2,018.0
Repayment of senior notes		(534.1)
Realized gain on cross currency swap maturity		91.8
Dividends paid	(189.9)
Payments on principal portion of lease liability			(16.2)
Non-cash changes:
Dividends declared	143.6
Additions			3.0
Reclassified as liabilities associated with assets held for sale			(1.1)
Foreign exchange		(69.3)
September 30, 2023	53.1	2,947.9	109.8

December 31, 2023	56.8	3,566.3	144.7
Changes from cash flow from financing activities:
Decrease in bank debt, net		(1,459.5)
Issuance of senior notes		1,000.0
Repayment of senior notes		(392.9)
Realized gain on cross currency swap maturity		77.4
Dividends paid	(199.8)
Payments on principal portion of lease liability			(26.6)
Non-cash changes:
Dividends declared	213.9
Additions			1.1
Dispositions			(0.3)
Foreign exchange		(14.6)
September 30, 2024	70.9	2,776.7	118.9
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.

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23.OIL AND GAS SALES
The following table reconciles oil and gas sales by country:

	Three months ended September 30		Nine months ended September 30
($ millions) (1)	2024	2023	2024	2023
Canada
Crude oil and condensate sales	895.3	889.4	2,850.7	2,245.4
NGL sales	53.7	45.7	174.1	135.2
Natural gas sales	43.9	63.6	212.4	171.7
Total Canada	992.9	998.7	3,237.2	2,552.3
U.S.
Crude oil and condensate sales	—	224.0	—	504.7
NGL sales	—	8.9	—	26.8
Natural gas sales	—	4.7	—	15.7
Total U.S. (2)	—	237.6	—	547.2
Total oil and gas sales	992.9	1,236.3	3,237.2	3,099.5
(1)Oil and gas sales are reported before realized derivatives.
(2)Discontinued operations.

24.SUBSEQUENT EVENTS
Infrastructure asset transaction
On October 9, 2024, Veren closed the strategic disposition of certain infrastructure assets in the Alberta Montney for cash proceeds of $400.0 million, prior to closing adjustments. As part of the transaction, the Company entered into a long-term fixed take-or-pay commitment, which will be recorded as a lease in accordance with IFRS 16 Leases.
Credit Facility renewal
On October 30, 2024, the Company extended the maturity dates of its $2.36 billion credit facilities to November 26, 2028 and elected to cancel its $400.0 million unsecured syndicated credit facility that was otherwise set to mature in May 2025.

VEREN INC.	22

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
François Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Justin Foraie
Senior Vice President, Operations and Marketing
Garret Holt
Senior Vice President, Strategy and Planning
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Veren's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
VRN
Investor Contacts
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

VEREN INC.	23